Exhibit 12.1

	For the Six Months Ended June 30,			Year Ended December 31,
	2012		2011	2011		2010	2009	2008	2007
	(dollars in thousands)
Fixed Charges:
Interest expense	$139,673	(a)	$122,576 (a)	$243,818	(b)	$239,343 (b)	$186,137 (b)	$138,282 (b)	$117,185
Interest component of rent	267		199	510		872	1,052	800	767
Capitalized interest	6,607		784	3,052		1,265	—	365	1,987

Total	$146,547		$123,559	$247,380		$241,480	$187,189	$139,447	$119,939

Earnings:
Pretax (loss) income from continuing operations (c)	$500,941		$(99,295)	$102,139		$(256,115)	$(1,785,326)	$(1,481,006)	$75,373
Fixed charges	146,547		123,559	247,380		241,480	187,189	139,447	119,939
Less: interest capitalized in current period	(6,607)		(784)	(3,052)		(1,265)	—	(365)	(1,987)
Add: previously capitalized interest amortized in current period	409		159	377		246	222	481	197

Total	$641,290		$23,639	$346,844		$(15,654)	$(1,597,915)	$(1,341,443)	$193,522

Ratio of Earnings to Fixed Charges	4.4		—	1.4		—	—	—	1.6

Insufficient coverage	$—		$99,920	$—		$257,134	$1,785,104	$1,480,890	$—

(a)	Interest expense for the six month periods ended June 30, 2012 and 2011 exclude the effects of ($3.6) million and ($1.4) million in unrealized (gains), respectively, on interest rate swaps.
(b)	Interest expense for the year ended December 31, 2011, 2010, 2009 and 2008 excludes the effect of ($6.2) million, $8.4 million, $(0.4) million and $8.7 million unrealized (gain) loss, respectively, on interest rate swaps.
(c)	Excludes undistributed income from equity investees.